Jillian Ivey Sidoti, Esq.

34721 Myrtle Court
Winchester, CA 92592
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269

October 13, 2008

Susann Reilly
United States Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549-5546

Re: **EquityPoint, LLC Fund I Series**
      Form 1-A, filed August 11, 2008
      File No. 24-10220

Dear Ms. Reilly,

Please see the responses to your letter below:

General

1. Please provide the disclosure specified by Industry Guides, Guide 5. As nonexclusive examples, please provide the information in Guide 5 with respect to compensation and fees, suitability standards, the material provisions of the LLC agreement, prior performance, and conflicts of interest. We may have further comment.

   Answer: The following numbers refer to Industry Guide 5 and how we addressed those issues:

   #1 – Cover Page – part b page 3 part II, part C min/max put into table form, part d addressed page 4.
   #2 – Suitability Standards – The Company does not have any suitability standards but will still qualify investors via a subscription agreement. The issuer intends to search for and solicit those investors that are either sophisticated or accredited, but in its sole discretion, may accept investments from individuals that the issuer feels can afford the risk of such an investment.
   #3 – part a
       i)   on page 6

ii) termination date of partnership
iii) on page 2 50% of shares to the members as compensation
iv) page 24
v) page 10 acquisitions
vi) page 37 accounting policies
vii) page 13 and 16
viii) page 34

Part b addressed on page 22
#4 – Compensation and Fees addressed on page 23
#5 – Conflicts of Interest addressed in on page 28
#6 – Fiduciary Responsibility addressed on page 29
#7 – Risk Factors addressed on page 7
#8 – Prior Performance addressed on page 8
#9 – Management addressed on page 11
#10 – Investment Objectives and Policies – all references to property were further described as multi-family residential property for clarification. On page 12, there is further description of the objectives of the Company.
#11 – Description of Real Estate Investments.

   A. Factors associated with properties are included in the risk factors portion.

   B. No specific properties have been defined. A discussion of this has been added to page 11.

#12 – Federal Taxes are addressed starting on page 32.
#13 – Glossary has been added to page 35
#14 – Summary of the Operating Agreement has been added to page 36
#15 – Reports to Members are described in the operating agreement.
#16 – The Offering/Description of Units are described on page 24.
#17 – Redemption, repurchase, and right of presentment of the units are not applicable, but examiners may see page 27 for a description of dividends.
#18- Plan of Distribution starts on page 25.
#19 Summary of promotional material has been added to page 38 and refers to Exhibit E.
#20 Undertakings – is not applicable.

2. Similarly, please revise your offering circular consistent with the interpretive guidance in Securities Act Release No. 33-6900. For example, the description of the officers and key personnel of the company on page 27 does not clarify the nature of the officers' duties or business experience relevant to performing those duties consistent with Section II.B.2.e of the Release.

Answer:
We have added information regarding the specific duties of Mr. Buckels and   Mr. Troyer.

3.
We note detailed projections provided in the Form 1A. Several of these are described as, or otherwise appear to be, unsupported by any specific data. For example, you state on page six that financial projections not supported by reference to third party sources "result from the inability of management to obtain specific data." You also refer on page 12 to "year one" revenues projected at $558,000 and another projection of $4,878,000 without providing a basis for either projection. As other non-exclusive examples, please refer to the tables on pages 16 and 17 and the reference on page 24 to "a Seven Percent (7%) cumulative annual preferred return," which we also note in the materials provided in the July 8, 2008 letter from counsel. Because the offering proceeds will be invested in non-specified properties or in properties that do not have any significant operating histories, it is not appropriate to provide specific rates of return on investments. Please revise to delete references to specific revenues, cash flows, balance sheet line items, rates of return, and other projections to the extent not accompanied by clearly described bases. Any projections you retain should clearly describe the basis for the projection and include a discussion of limitations and significant underlying assumptions. We may have further comment. See Item 10(b) of Regulation S-K.

Answer: We have adjusted the income statement and the cash flow statement to justify the offered 7% preferred return. These numbers are conservative in nature. We have added additional explanations to the financial statements so that the potential investor may more easily understand how we arrived at such financial conclusions.

4.

We note the statement in Part I, Item 9 that the company "has provided written documents and broadcasts to determine whether there is any interest in this securities offering." However, it does not appear that you have provided copies, apart from the letter dated July 8, 2008. Please see Rules 254 and 256 of regulation A with respect to copies of advertisement, written communications, scripts, and other materials to be filed with the Commission.

We have included seven copies of the advertising material pursuant to rule 256. The issuer has not elected to not to test the waters, instead will wait for acceptance

5.

It is unclear if the company is using Offering Circular Model A or B. Please tell us which format you are using and revise accordingly. For example, your document does not follow the sequentially numbered item requirements of Model B or the question and answer format of Model A. Please revise accordingly.

Answer: We are using Offering Circular Model B pursuant to the following:

Form S1, 17 CFR
239.11, except for the financial statements called for there, or Model B of this Part II of Form 1-A. Offering circulars prepared pursuant to this instruction need not follow the order of the items or other requirements of the disclosure form. Such information shall not, however, be set forth in such a fashion as to obscure any of the required information or any information necessary to keep the required information from being incomplete or misleading. Information requested to be presented in a specified tabular form.

Item 9, page 3

6.

Please delete the third sentence of this paragraph regarding violations of the antifraud provisions of the federal securities laws as the company is not qualified to provide such an opinion.

Answer: Third sentence deleted.

The Company, page 6

7.

Please delete references to the Litigation Reform Act, as the relevant sections do not apply to issuers not subject to the reporting requirements of sections 13(a) or 15(d) of the Securities Exchange Act.

Answer: References to Litigation Reform Act deleted.

Business and Properties, page 11

8.

Please revise this section to provide a more detailed description of the company's current and planned business activities. For example, describe your anticipated actions in identifying and purchasing real estate, funding the purchase of real estate, managing units and tenants, and deciding whether to sell or retain properties. Also, it appears that you have two employees, and that two employees would be insufficient to reach these milestones for planned purchases of 100 units per year. Your revised disclosure should indicate the number of employees by type (e.g., clerical, operations, administrative) that will be required to reach the milestones.

Answer: On page 10 - Equity Point will hire management company to manage individual properties.

Description of Securities, page 24

9.

We note the references to annual preferred return and quarterly cash distributions of cash available from operations, which you anticipate will not commence any earlier than June 30, 2009. With a view to disclosure, advise us of the basis for your belief that you will have cash from operations after June 30, 2009. It is unclear what assumptions you have made with respect to real estate investments, rental rates for those investments, loans to help fund acquisitions, rates on any such loans, timing of acquisitions and rent payments, etc.

Answer: We have adjusted that our estimated first quarterly distribution will not take place until December 2009 so as to assure such distribution is possible. We have added assumptions and a cash flow statement that justifies such distribution.

<u>Federal Tax Aspects</u>

10.

. We note the statement on page 32 that "No further action is needed to be taken by the Company to obtain partnership status," and similar statements elsewhere in this section. The company is not qualified to provide a tax opinion. Please provide a tax opinion of counsel and revise the offering circular accordingly.

Answer: We have removed the note stating that "no further action has been taken."
We did not receive an opinion of counsel, but have revised the offering to note that individual investors should seek advise from their tax counsel or CPA.

<u>Exhibits</u>

11.

The legality opinion should refer to the Form 1-A filing as an offering statement, rather than as a registration statement. Please revise accordingly.

Answer: Changed wording from registration statement to offering statement

We have also included a request for acceleration. Thank you for your assistance.

Sincerely,

/s/ Jillian Ivey Sidoti
Counsel for EquityPoint, LLC Fund I Series and their Management

du/JIS